09057906

EDSTATES
XCHANGECOMMISSION
on, D.C. 20549

PB 3/5

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50449 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P&A Financial Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Court Street
(No. and Street)

| Buffalo | NY | 14202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Duggan (716) 852-2611
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chiampou Travis Besaw & Kershner LLP
(Name – *if individual, state last, first, middle name*)

| 45 Bryant Woods North | Amherst | NY | 14228 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 1 3 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 25 2009
Washington, DC
111

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/12

# OATH OR AFFIRMATION

I, Paul S. Duggan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P&A Financial Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rhea M. Nagel
Notary Public, State of NY
Qualified in Erie County
REG. # 01NA6052500
Expiration 12/18/2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# P&A FINANCIAL SECURITIES, INC.

Financial Statements and Supplemental Schedule
for the Period April 1, 2008 to December 31, 2008
with
Independent Auditors' Report and
Supplemental Independent Auditors'
Report on Internal Control

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

P&A FINANCIAL SECURITIES, INC.

TABLE OF CONTENTS

Chiampou Travis Besaw & Kershner LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
45 Bryant Woods North | Amherst | New York 14228 | Phone 716 630 2400 Fax 716 630 2401 | chiampou.com

Charles W. Chiampou, CPA, JD
Robert J. Travis, CPA
Kelly G. Besaw, CPA, CVA
Eugene G. Kershner, CPA
Gerald F. Pullano, CPA
D. Scott Sutherland, CPA

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
P&A Financial Securities, Inc.
Buffalo, New York

We have audited the accompanying statement of financial condition of P&A Financial Securities, Inc. (the Company) as of December 31, 2008, and the related statements of income, of changes in stockholder's equity, and of cash flows for the nine-month period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P&A Financial Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the nine-month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chiampou Travis Besaw & Kershner LLP

February 17, 2009

## P&A FINANCIAL SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2008

### ASSETS

| | |
|---|---|
| CURRENT ASSETS: | |
| Cash and cash equivalents | $ 43,940 |
| Accounts receivable | 16,193 |
| Commissions receivable | 3,624 |
| TOTAL ASSETS | $ 63,757 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable | $ 29,580 |
| Commissions payable | 1,885 |
| Accrued expenses | 433 |
| Total current liabilities | 31,898 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding | 100 |
| Additional paid-in capital | 9,900 |
| Retained earnings | 21,859 |
| Total stockholder's equity | 31,859 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 63,757 |

See notes to financial statements.

P&A FINANCIAL SECURITIES, INC.

**STATEMENT OF INCOME**
**FOR THE PERIOD APRIL 1, 2008 TO DECEMBER 31, 2008**

| | |
|---|---|
| REVENUES: | |
| Commission revenue | $ 1,247,702 |
| OPERATING EXPENSES: | |
| Commission expense | 391,798 |
| General and administrative | 612,166 |
| | 1,003,964 |
| INCOME BEFORE PROVISION FOR INCOME TAXES | 243,738 |
| PROVISION FOR INCOME TAXES | (7,425) |
| NET INCOME | $ 236,313 |

See notes to financial statements.

**P&A FINANCIAL SECURITIES, INC.**

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE PERIOD APRIL 1, 2008 TO DECEMBER 31, 2008**

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total Comprehensive Income (Memo) |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| BALANCE, BEGINNING OF PERIOD | 100 | $ 100 | $ 9,900 | $ 7,477 | |
| Net income | - | - | - | 236,313 | $ 236,313 |
| Stockholder distributions | - | - | - | (221,931) | - |
| BALANCE, END OF PERIOD | 100 | $ 100 | $ 9,900 | $ 21,859 | $ 236,313 |

See notes to financial statements.

## P&A FINANCIAL SECURITIES, INC.

## STATEMENT OF CASH FLOWS
## FOR THE PERIOD APRIL 1, 2008 TO DECEMBER 31, 2008

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 236,313 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Deferred taxes | 7,100 |
| Changes in assets and liabilities affecting operating cash flows: | |
| Increase in accounts receivable | (6,896) |
| Decrease in commissions receivable | 2,343 |
| Increase in accounts payable | 18,352 |
| Decrease in commissions payable | (2,734) |
| Decrease in accrued expenses | (5,898) |
| Net cash provided by operating activities | 248,580 |
| CASH FLOWS USED IN FINANCING ACTIVITIES | |
| Stockholder distributions | (221,931) |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | 26,649 |
| CASH AND CASH EQUIVALENTS: | |
| Beginning of period | 17,291 |
| End of period | $ 43,940 |

See notes to financial statements.

P&A FINANCIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD APRIL 1, 2008 TO DECEMBER 31, 2008

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Nature of Operations*** – P&A Financial Securities, Inc. (the Company) is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry of Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company was incorporated on July 23, 1997 and is engaged in a single line of business as a securities broker-dealer, primarily brokering agency transactions for mutual fund and annuity investments on behalf of its customers.

***Cash and Cash Equivalents*** – Cash equivalents consist of money market accounts. The Company maintains its cash and cash equivalents in bank deposit and money market accounts which, at times, may exceed federally insured limits. Management believes that the Company is not exposed to any significant credit risk with regard to cash and cash equivalents.

***Commissions and Commissions Receivable*** – Commissions are recorded on a trade-date basis as securities transactions occur. Commissions receivable are stated at the amount the Company expects to collect from balances outstanding at year-end. Based on the Company's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization of losses on balances outstanding at year-end will be immaterial.

***New Accounting Pronouncements*** – In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* FASB Interpretation No. 48 provides guidance on measurement, derecognition, classification and disclosure of tax positions and is effective for fiscal years beginning after December 15, 2008. The Company has not determined the impact, if any, that this interpretation will have on its financial statements upon implementation.

***Use of Estimates*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

## 2. NET CAPITAL REQUIREMENT

The Company must comply with the Uniform Net Capital Rule under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, may not exceed 15 times net capital (generally, Company capital less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At December 31, 2008, the Company's net capital and required net capital (as defined) were $28,015 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately 1.14 to 1.

## 3. RESERVE REQUIREMENT

Rule 15c3-3 (the Rule) under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (See Note 1), these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(A) of the Rule.

## 4. RELATED PARTY TRANSACTIONS

The Company has an agreement with an affiliate which requires the Company to pay the affiliate a percentage of gross income received as reimbursement for certain general and administrative services, supplies and expenses. Related expense for the year ended December 31, 2008 was $61,857.

## 5. INCOME TAXES

Effective April 1, 2008, the Company elected S Corporation status for federal and state income tax purposes. As a result, items of income and expense are passed through to the stockholder and taxed at that level. Prior to the Company's subchapter S election, income taxes were accounted for under the asset and liability method, where deferred tax assets and liabilities were recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Upon the Company's election of S Corporation status, the previously recorded deferred tax asset of $7,100 was reversed, and recognized as income tax expense.

* * * * * *

P&A FINANCIAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

| | |
|---|---|
| NET CAPITAL: | |
| Total stockholder's equity | $ 31,859 |
| Deductions: | |
| Related party receivable | (1,800) |
| Financial planning, net receivable | (2,043) |
| Net capital before haircuts on securities positions (tentative net capital) | 28,016 |
| Haircuts on securities | 1 |
| Net capital | $ 28,015 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000) | $ 5,000 |
| EXCESS NET CAPITAL | $ 23,015 |
| AGGREGATE INDEBTEDNESS: | |
| Accounts payable | $ 29,580 |
| Commissions payable | 1,885 |
| Accrued expenses | 433 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 31,898 |
| RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL | 1.14 to 1 |

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5
AS OF DECEMBER 31, 2008)

There are no material differences between the Computation of Net Capital pursuant to SEC Rule 15c3-1 and the Company's computation included in Part II of Form X-17A-5.

Chiampou Travis Besaw & Kershner LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

45 Bryant Woods North | Amherst | New York 14228 | Phone 716 630 2400 Fax 716 630 2401 | chiampou.com

Charles W. Chiampou, CPA, JD
Robert J. Travis, CPA
Kelly G. Besaw, CPA, CVA
Eugene G. Kershner, CPA
Gerald F. Pullano, CPA
D. Scott Sutherland, CPA

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5**

To the Board of Directors of
P&A Financial Securities, Inc.
Buffalo, New York

In planning and performing our audit of the financial statements and supplemental schedule of P&A Financial Securities, Inc. (the Company) as of and for the nine-month period ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not intended to be and should not be used by anyone other than these specified parties.

Chapman Travis Burns & Kessler LLP

February 17, 2009

END